FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of January 2020

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Issues US Dollar Senior Notes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: January 10, 2020	By:	/s/ Go Sugiyama
Go Sugiyama
Senior Managing Director

Nomura Issues US Dollar Senior Notes

Tokyo, January 10, 2020 (New York, January 9, 2020)—Nomura Holdings, Inc. today announced that it has finalized the terms of its US dollar senior notes (the “Notes”) as set forth below. The Notes are being offered in a global offering outside Japan including a public offering under a shelf registration statement in the United States. Nomura will be subject to the Japanese Total Loss-Absorbing Capacity (TLAC) standard from March 31, 2021. The Notes are expected to qualify as TLAC-eligible debt.

(All times below are New York time)

Outline of senior unsecured fixed rate notes due 2025

1. Amount of Issue	USD 1,500,000,000

2. Denomination of each Note	USD 200,000 and integral multiples of USD 1,000 in excess thereof

3. Issue Price	100.00% of the principal amount

4. Interest Rate	2.648% per annum

5. Settlement Date	January 16, 2020

6. Interest Payment Dates	Every January 16 and July 16 commencing July 16, 2020

7. Maturity Date	January 16, 2025

8. Payment at Maturity	100.00% of the principal amount

9. Ratings	BBB+ (S&P Global Ratings Japan Inc.) Baa1 (Moody’s Japan K.K.)

Outline of senior unsecured fixed rate notes due 2030

1. Amount of Issue	USD 1,500,000,000

2. Denomination of each Note	USD 200,000 and integral multiples of USD 1,000 in excess thereof

3. Issue Price	100.00% of the principal amount

4. Interest Rate	3.103% per annum

5. Settlement Date	January 16, 2020

6. Interest Payment Dates	Every January 16 and July 16 commencing July 16, 2020

7. Maturity Date	January 16, 2030

8. Payment at Maturity	100.00% of the principal amount

9. Ratings	BBB+ (S&P Global Ratings Japan Inc.) Baa1 (Moody’s Japan K.K.)

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The issuer has filed a registration statement (including a prospectus and a related prospectus supplement) with the Securities and Exchange Commission to which this communication relates. Before you invest, you should read the prospectus included in the registration statement, the prospectus supplement relating to the offering and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplements relating to the securities offered in this offering, without charge, if you request them by contacting your Nomura Sales Representative, Nomura Securities International, Inc., Worldwide Plaza, 309 West 49th Street New York, New York 10019-7316.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Retail, Asset Management, Wholesale (Global Markets and Investment Banking), and Merchant Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com/

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The issuer has filed a registration statement (including a prospectus and a related prospectus supplement) with the Securities and Exchange Commission to which this communication relates. Before you invest, you should read the prospectus included in the registration statement, the prospectus supplement relating to the offering and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplements relating to the securities offered in this offering, without charge, if you request them by contacting your Nomura Sales Representative, Nomura Securities International, Inc., Worldwide Plaza, 309 West 49th Street New York, New York 10019-7316.